SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of August, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

Communication to the Market

Votorantim Celulose e Papel S.A. (“VCP”) and Suzano Paper e Celulose S.A. (“Suzano”), in continuation of the corporate re-organization of Ripasa S.A. Celulose e Papel (“Ripasa”), jointly communicate to the public that each will, in separate Extraordinary Shareholders Meetings scheduled for August 29,2008, deliberate the spin-off of Ripasa and the initiation of operations at the Americana industrial unit using the consortium model Conpacel—Consortium Paulista de Celulose e Papel (“Consortium”) as of September 1, 2008.

With the spin-off, the factory and forestry units of Ripasa will be transformed into one condominium production unit of VCP and Suzano, which will be operated as a consortium, and whose production will be commercialized in an independent manner by both VCP and Suzano.

For additional information regarding the Shareholders Meeting, please contact the respective RI department for any additional information.

Sao Paulo August 14, 2008

Votorantim Celulose e Papel S.A. Valdir Roque Director of Investor Relations	Suzano Papel e Celulose S.A. Bernardo Szpizel Director of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: August 14, 2008	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer